Man Group USA Inc.
717 Fifth Avenue, 9th Floor
New York, NY 10022-8101
Tel +1 212 589 6200
Fax +1 212 589 6585
www.mangroupplc.com

04030972

June 16, 2004

Securities and Exchange Commission
450 Fifth Street
Washington, DC 20549

SUPPL

RECEIVED JUN 22 2004 WASH. D.C. SECTION

Re: File No. 82-4214 - Man Group plc

Gentlemen:

On behalf of Man Group plc and in accordance with Rule 12g3-2(b) under the Securities Exchange Act of 1934, enclosed please find copies of public announcements made by Man Group plc. These announcements were also sent to the London Stock Exchange for its information. Please contact the undersigned at (212) 589-6270, if you have any questions relating to the enclosed material.

Kindly stamp the enclosed copy of this letter to acknowledge receipt and return it to me in the enclosed envelope.

Sincerely yours,

Donna Balon

Donna Balon
Vice President

dlw 6/28

PROCESSED
JUN 28 2004
THOMSON FINANCIAL

v\mb\ltr\Sec12s.doc

Man Group plc
8 June 2004

AHL Diversified Futures Ltd Net Asset Value

As at the close of business on 7 June 2004, the Net Asset Value of AHL Diversified Futures Ltd was US$21.70, down 0.32% from the previous week.

Contacts:

David Browne	Man Group plc	020 7144 1000
Paul Lockstone	Merlin Financial	020 7653 6620

IMPORTANT
This material is not an invitation to make a deposit with AHL Diversified Futures Limited (the 'Company') nor does it constitute an offer for sale of shares issued by the Company. Man Investments is authorised and regulated in the UK by the Financial Services Authority.

It should be noted that the majority of the products that include AHL are priced on a monthly basis and it is this pricing, therefore, that forms the basis of the majority of performance fees earned. However, the products that are priced on a weekly basis give a more up-to-date indication of the progress of AHL. It should also be noted that whilst the products that will be reported have been chosen to be indicative of the typical AHL product, the performance of the individual products do vary. The product that will be reported weekly will be AHL Diversified Futures Ltd. Its price is calculated based on the close of business each Monday and its price will be published after close of business London time on Tuesday of each week. The product that will be published on a monthly basis will be Athena Guaranteed Futures Limited, which is priced based on the close of business on the last business day of each month. Its price will be released by 7am on the third business day of each month.

The prices of this and other AHL products are also reported in the Financial Times and the International Herald Tribune, in addition to data services such as Reuters, Bloomberg, Micropal and Telekurs, as well as on the web site of Man Investments at www.maninvestments.com

Man Group plc
15 June 2004

AHL Diversified Futures Ltd Net Asset Value

As at the close of business on 14 June 2004, the Net Asset Value of AHL Diversified Futures Ltd was US$21.54, down 0.74% from the previous week.

Contacts:

David Browne	Man Group plc	020 7144 1000
Paul Lockstone	Merlin Financial	020 7653 6620

IMPORTANT
This material is not an invitation to make a deposit with AHL Diversified Futures Limited (the 'Company') nor does it constitute an offer for sale of shares issued by the Company. Man Investments is authorised and regulated in the UK by the Financial Services Authority.

It should be noted that the majority of the products that include AHL are priced on a monthly basis and it is this pricing, therefore, that forms the basis of the majority of performance fees earned. However, the products that are priced on a weekly basis give a more up-to-date indication of the progress of AHL. It should also be noted that whilst the products that will be reported have been chosen to be indicative of the typical AHL product, the performance of the individual products do vary. The product that will be reported weekly will be AHL Diversified Futures Ltd. Its price is calculated based on the close of business each Monday and its price will be published after close of business London time on Tuesday of each week. The product that will be published on a monthly basis will be Athena Guaranteed Futures Limited, which is priced based on the close of business on the last business day of each month. Its price will be released by 7am on the third business day of each month.

The prices of this and other AHL products are also reported in the Financial Times and the International Herald Tribune, in addition to data services such as Reuters, Bloomberg, Micropal and Telekurs, as well as on the web site of Man Investments at www.maninvestments.com

Share Options awarded : 3,510 US Incentive Stock Options and 32,796 ordinary shares under the Man Group plc Unapproved Executive Share Option Plan, all exercisable at a price of 1570p between 15th June 2007 and 14th June 2014.

Following the above transactions Kevin Davis is deemed to be interested in a total of 1,302,390 Man Group plc ordinary shares, representing approximately 0.42% of the Company's issued share capital. (0.40% as at 31st March 2004)

Harvey McGrath :

Vesting awards at nil consideration under the Performance Share Plan for 50,712 ordinary shares.

Share sold : 300,712 ordinary shares at a price of 1584.66p per share.

Following the above transactions Harvey McGrath is deemed to be interested in a total of 6,106,800 Man Group plc ordinary shares, representing approximately 1.96% of the Company's issued share capital. (2.05% as at 31st March 2004)

Christopher Chambers :

Shares acquired via the market and through the E D & F Man Group 1990 Employee Trust : 56,795 ordinary shares at a price of 1584.66p per share.

Matching Share Award : 68,485 ordinary shares under the Man Group plc Performance Share Plan subject to certain performance criteria set out in the Plan Rules. Earliest vesting date 15th June 2008.

Performance Share Plan award : 18,678 ordinary shares subject to certain performance criteria set out in the Plan Rules. Earliest vesting date 15th June 2008.

Share Options awarded : 36,306 ordinary shares under the Unappproved part of the Man Group Executive Share Option Scheme 2001, all exercisable at a price of 1570p between 15th June 2007 and 14th June 2014.

Following the above transactions Christopher Chambers is deemed to be interested in a total of 166,169 Man Grouop plc ordinary shares, representing approximately 0.05% of the Company's issued share capital. (0.04% as at 31st March 2004)

Stephen Nesbitt :

Shares sold : 75,000 ordinary shares at a price of 1584.66p per share.

Following the above transaction Stephen Nesbitt is deemed to be interested in a total of 5,519,257 Man Group plc ordinary shares, representing approximately 1.78% of the company's issued share capital. (1.80% as at 31st March 2004)

Jonathan Nicholls :

Shares acquired : 5,000 ordinary shares at a price of 1584.66p per share.

Following this transaction Jonathan Nicholls is deemed to be interested in a total of 5,000 Man Group plc ordinary shares.

On 15th June 2004 the following share transactions and receipt of share option grants were completed by directors of Man Group plc. Man Group plc was informed of all the transactions on that date.

Stanley Fink :

Vesting awards at nil consideration under the Man Group plc Performance Share Plan for 147,989 ordinary shares.

Shares sold : 147,989 ordinary shares at a price of 1584.66p per share.

Shares acquired : 113,589 ordinary shares at a price of 1584.66p per share.

Matching Share award : 186,776 ordinary shares under the Man Group plc Performance Share Plan subject to certain performance criteria set out in the Plan Rules. Earliest Vesting date 15th June 2008.

Performance Share Plan award : 24,903 ordinary shares subject to certain performance criteria set out in the Plan Rules. Earliest vesting date 15th June 2008.

Share Options Awarded : 49,045 ordinary shares under the Unapproved part of the Man Group Executive Share Option Scheme 2001, all exercisable at a price of 1570p between 15th June 2007 and 14th June 2014.

Following the above transactions Stanley Fink is deemed to be interested in a total of 4,806,887 Man Group plc ordinary shares, representing approximately 1.55% of the Company's issued share capital. (1.51% as at 21st May 2004)

Peter Clarke :

Vesting awards at nil consideration under the Man Group plc Performance Share Plan for 120,074 ordinary shares.

Shares sold : 152,074 ordinary shares at a price of 1584.66 per share.

Performance Share Plan award : 18,678 ordinary shares subject to certain performance criteria set out in the Plan Rules. Earliest vesting date 15th June 2008.

Share options awarded : 36,306 ordinary shares under the Unappproved part of the Man Group Executive Share Option Scheme 2001, all exercisable at a price of 1570p between 15th June 2007 and 14th June 2014.

Following the above transactions Peter Clarke is deemed to be interested in a total of 657,235 Man Group plc ordinary shares, representing approximately 0.21% of the Company's issued share capital. (0.22% as at 31st March 2004)

Kevin Davis :

Vesting awards at nil consideration under the Man Group plc Performance Share Plan for 71,436 ordinary shares.

Shares sold : 69,009 ordinary shares at a price of 1584.66p per share.

Shares acquired via the market and through the E D & F Man Group 1990 Employee Trust : 53,639 ordinary shares at a price of 1584.66p per share.

Matching Share Award : 77,823 ordinary shares under the Man Group plc Performance Share Plan subject to certain performance criteria set out in the Plan Rules. Earliest vesting date 15th June 2008.

Performance Share Plan award : 18,678 ordinary shares subject to certain performance criteria set out in the Plan Rules. Earliest vesting date 15th June 2008.

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Man Group plc

2. Name of shareholder having a major interest

FMR Corp Group of Companies
Fidelity International Ltd Group of Companies

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Non-beneficial interest

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Chase Nominees Limited	4,542,241
RBS Trust Bank	187,505
Bankers Trust	968,132
Nortrust Nominees Limited	409,961
BT Globenet Nominees Ltd	102,190
Bank of New York - Europe	26,600
Northern Trust	1,004,761
HSBC	1,391,868
State Street Nominees Ltd	942,763
Mellon Trust	507,759
ING Luxembourg	15,677
Royal Trust	16,863
HSBC Client Holdings Nominee (UK) Ltd	4,202,706
Nordea	13,700
Bank of New York - London	675,370
State Street Bank & Trust	1,311,526
NAB - Australia	175,748
Mellon Bank	148,369
Bermuda Far East	19,249
Citibank	85,926
Bank of Bermuda	113,406
Deutsche Bank AG, London	293,472
Mitsubishi Trust	5,985
JP Morgan	1,203,209
Brown Brothers Harriman	30,200
Mellon Nominees Ltd	39,300
Chase Manhattan Bank London	867,807

Chase Manhattan Bank AG Frankfurt	16,300
Master Trust Bank of Japan	17,740
Bank of New York, Brussels	163,249
National Australia Bank	45,180
PICG	2,800
BNP Paribas	20,825
Morgan Stanley Trust Co. Nominees Limited Bank	400
Bank of New York	115,600

5. Number of shares / amount of stock acquired

Unknown

6. Percentage of issued class

Unknown

7. Number of shares / amount of stock disposed

N/A

8. Percentage of issued class

N/A

9. Class of security

Ordinary shares of 10p each

10. Date of transaction

Unknown

11. Date company informed

15 June 2004

12. Total holding following this notification

19,684,387

13. Total percentage holding of issued class following this notification

6.33%

14. Any additional information

The notifiable interests also comprise the notifiable interest of Mr Edward C. Johnson 3rd, a principal shareholder of FMR Corp and Fidelity International Limited.

The notifiable interests include interests held on behalf of authorised Unit Trust Schemes in the UK notwithstanding the exemption from reporting pursuant to S.209 (1) (h) of the Companies Act 1985.

15. Name of contact and telephone number for queries

Mr Barry Wakefield
020 7144 1735

16. Name and signature of authorised company official responsible for making this notification

Mr Peter Clarke, Company Secretary

Date of notification

16 June 2004